Exhibit (i)

ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW SUITE 900 WASHINGTON, DC 20005-3948 202-508-4600 F 202-508-4650 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

April 24, 2006

JPMorgan Investment Trust

522 Fifth Avenue

New	York, New York 10036

Ladies and Gentlemen:

You have informed us that you intend to file a Rule 485(b) Post-Effective Amendment (the “Amendment”) to your Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “Commission”) for the purpose of updating the JPMorgan Investment Trust Bond Portfolio, JPMorgan Investment Trust Government Bond Portfolio, JPMorgan Investment Trust Balanced Porfolio, JPMorgan Investment Trust Large Cap Growth Portfolio, JPMorgan Investment Trust Equity Index Portfolio, JPMorgan Investment Trust Diversified Equity Portfolio, JPMorgan Investment Trust Mid Cap Growth Portfolio, JPMorgan Investment Trust Diversified Mid Cap Portfolio and JPMorgan Investment Trust Mid Cap Value Portfolio’s financial information and certain other changes.

We have examined your Declaration of Trust and, as on file in the office of the Secretary of The State of Delaware, the Certificate of Trust. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your units of beneficial interest (“Shares”) at not less than the public offering price of such shares and have assumed that the Shares have been issued and sold in accordance with such action. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when sold will be validly issued, fully paid and nonassessable.

We consent to this opinion accompanying the Amendment when filed with the Commission.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP